

Mail Stop 3561

September 8, 2008

Brian A. Kenney
Chairman, President and Chief Executive Officer
GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661-3676

Re: **GATX Corporation**
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2008
File No. 001-02328

Dear Mr. Kenney:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Roles and Responsibilities, page 11

1. We note your disclosure that the Compensation Committee receives recommendations from your Chief Executive Officer before making decisions with respect to the compensation of other named executive officers. In future filings, please disclose in reasonably complete detail the role of your Chief Executive Officer in your compensation processes and his input during the crafting of compensation packages. Refer to Item 402(b)(xv) of Regulation S-K.

Use of Compensation Survey Data, page 11

2. We note your disclosure on page 11 and throughout your Compensation Discussion and Analysis section that you structured your executive compensation program to provide pay opportunities which you believe are comparable to the middle range of opportunities provided by similarly-sized companies. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief - Legal